Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 28, 2021

Division of Corporation Finance

Office of Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aquaron Acquisition Corp. Amendment to Draft Registration Statement on Form S-1 Submitted June 30, 2021 CIK No. 0001861063

Dear SEC Officers:

On behalf of our client, Aquaron Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated July 12, 2021 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment to Draft Registration Statement on Form S-1

Cover Page

1.	We note your revisions in response to comment 7 and we reissue our comment in part. Please revise your cover page to disclose, if true, that public stockholders will not have the right to vote on an extension and will not have redemption rights at the end of the first 9 months from the closing of this offering unless you do not extend the offering.

Response: The disclosure on cover page of the Amended S-1 has been revised in accordance with the Staff’s comment by adding “Public shareholders will not be offered the opportunity to vote on or redeem their shares in connection with any such extension.”

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner